FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...12 February....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 12 February 2002

BY..............................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC

12 FEBRUARY 2002

VERTEX SIGNS INTERNATIONAL UTILITY CONTRACT

Vertex, the business process outsourcing arm of United Utilities PLC, has signed a contract as a subcontractor of Cap Gemini Ernst & Young UK for the provision of customer management and business process outsourcing services to Hydro One Networks Inc., a major Canadian Utility.

This is the first major international contract that Vertex has been awarded and represents a significant strategic move, allowing Vertex to take its UK utility outsourcing expertise into the substantial North American market. It is also the largest contract secured to date through its strategic alliance with Cap Gemini Ernst & Young UK.

The 10 year contract is worth up to 300 million Canadian dollars and is scheduled to commence from 1 March 2002.

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Simon Bielecki, Investor Relations Manager	01925 237000
Alan Price, Group Media Relations Manager	020 7307 0300

Notes

Vertex

Vertex, the business process outsourcing arm of United Utilities, specialises in Customer Relationship Management (CRM). Every year, Vertex handles around 14 million client customers, over 106 million calls, prints and sends out 36 million bills and processes 93 million payment transactions to a value of over £6 billion.

Vertex clients include BRS/Volvo, Cable & Wireless, TXU Energi, Littlewoods BetDirect, the London Borough of Ealing, Birmingham City Council, Marks and Spencer, Companies House and Trainline.